

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 14, 2017

Via E-mail
John Parrett
Bridgewell Preferred Income Fund, LP
496 Delaney Ave, Ste 408
Orlando, Florida 32801

>   **Re: Bridgewell Preferred Income Fund, LP**
>   **Amendment No. 2 to**
>   **Offering Statement on Form 1-A**
>   **Filed July 26, 2017**
>   **File No. 024-10687**

Dear Mr. Parrett:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2017 letter.

Part II – Offering Circular

Prospectus Summary, page 4

1. Organized by stage of operation, please provide disclosure in tabular presentation that covers all compensation, fees, profits and other benefits which your general manager and other affiliates may earn. For example only, we note your disclosure on pages 71 and 90 with respect to the fees and compensation your servicer and general partner will receive, as applicable. Refer to Item 4 of Industry Guide 5.

Exemptions Under JumpStart Our Business Startups Act, page 7

2. Please provide us with an analysis detailing the applicability of the emerging growth company status to this Regulation A offering. For instance, please clarify whether you intend to become an Exchange Act reporting company by registering a class of your securities on Form 8-A.

Prior Performance, page 91

3. We note your response to comment 1 of our prior comment and your revised disclosure that your general partner and its affiliates have participated in "four similar programs in the past three years." Please revise your disclosure to provide a narrative summary of the prior performance of your general partner and its affiliates in the last ten years. Refer to Item 8.A.(1) of Industry Guide. Alternatively, please tell us why this information is not applicable or material.

4. We note your disclosure that the BridgeWell Income Fund closed on December 30, 2015. For all prior programs which closed in the most recent five years, please revise your disclosure to provide summary GAAP balance sheet, income statement and cash flow from operation data, distribution data per $1,000 invested, including data on the relationship of cash flow from operations to total distributions paid, and estimated value per share if disclosed to program investors. Refer to CF Disclosure Guidance: Topic No. 6, Appendix II to Industry Guide 5, Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A for guidance. Alternatively, please tell us why this information is not applicable or material.

5. Please tell us whether you have any programs that have completed operations (no longer hold assets). If so, please revise to provide the information required by Table IV and V of Appendix II to Industry Guide 5, as applicable. Refer to CF Disclosure Guidance: Topic No. 6 for guidance. To the extent you do not have programs that have completed operations, please provide the information required by Table II of Appendix II to Industry Guide 5.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Robert F. Telewicz, Jr., Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Senior Counsel
Office of Real Estate and
Commodities

cc: Jillian Sidoti, Esq.